Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    PreMD Receives Notice from the American Stock Exchange

    TORONTO, April 25 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) ("PreMD") today announced it received a letter from the
American Stock Exchange (AMEX) stating that AMEX has determined that PreMD is not in compliance with certain continued listing standards, as set forth in
Part 10 of the AMEX Company Guide (the "Company Guide"), and therefore has become subject to the procedures and requirements of Section 1009 of the
Company Guide.
    Specifically, PreMD is not in compliance with section 1003(a)(i) of the
Company Guide with shareholders' equity of less than US $2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years; section 1003(a)(ii) of the Company Guide with shareholders' equity of less than US $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years; and section 1003(a)(iii) of the Company Guide with shareholders' equity of less than US $6,000,000 and losses from continuing operations and/or net losses in its five most recent fiscal years. This letter does not impact
PreMD's listing on the Toronto Stock Exchange (TSX).
    In order to maintain its AMEX listing, PreMD must submit a business plan to the AMEX by May 24, 2007, advising AMEX of the action PreMD has taken, or will take, to bring it into compliance with the relevant continued listing standards within a maximum of 18 months. If, after evaluation by the Listing
Qualifications Department, the AMEX determines that PreMD's plan provides a reasonable demonstration of an ability to regain compliance with the continued
listing standards within 18 months, PreMD's plan will be accepted and PreMD may be permitted to continue its listing during the plan period. During this time, PreMD will be subject to periodic review to determine whether it is making progress consistent with its plan.
    "This notice is based on our financial reports for the period ended
December 31, 2006. Since that time, we have completed a private placement for gross proceeds of CDN $3,879,965, which will be reflected in our first quarter financials. We have already taken some actions that would lead us towards compliance, which will be reflected in the business plan we submit to the
Exchange," said Dr. Norton, President and Chief Executive Officer of PreMD.
"In regard to the business, we continue to make steady progress and remain on track with our 2007 stated objectives which include: entering into strategic partnerships for PREVU(x) and for our complete line of oncology products, expanding the market for PREVU(x), as well as advancing our cancer clinical program. We believe we are well positioned for continued growth."

    About PreMD

    PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are branded as PREVU(x) Skin
Cholesterol Test. The company's cancer tests include ColorectAlert(TM),
LungAlert(TM) and a breast cancer test. PreMD's head office is located in
Toronto, Ontario and its research and product development facility is at
McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the success of a plan for regaining compliance with certain continued
listing standards of the American Stock Exchange, successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x)Trademark

    %SEDAR: 00007927E          %CIK: 1179083

    /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449 ext. 22, Email: bnorton(at)premdinc.com; Ron Hosking, Vice President
Finance and CFO, Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com;
Rhonda Chiger, Rx Communications Group, LLC, Tel : (917) 322-2569, Email:
rchiger(at)rxir.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 12:11e 25-APR-07